

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2019

Hank Tucker
Chief Executive Officer
New World Technologies, Inc.
1363 Veterans Memorial Highway, Suite 22
Hauppauge, New York 11788

> **Re: New World Technologies, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 26, 2019**
> **File No. 333-229390**

Dear Mr. Tucker:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2019 letter.

Amendment No. 3 to Registration Statement on Form S-1

Plan of Distribution, page 17

1.   Please address the last sentence of prior comment 4. If investors cannot revoke subscriptions before you close, please say so clearly in your disclosure, including appropriate risk disclosure.

Compensation Table, page 31

2.   We note your response to prior comment 6; please reconcile your reference to "cash value at time of issuance" in footnote (4) to your table with Regulation S-K Item 402 that requires disclosure of grant date fair value computed in the manner mentioned in Item 402(n)(2)(v).

Certain Relationships and Related Party Transactions, page 32

3.   We note your response to prior comment 8 and remind you of the last paragraph on page 5 of our letter to you dated February 22, 2019.

Shares Eligible for Future Sale, page 34

4.   We note your response to prior comment 2. Please tell us with specificity the authority on which you rely for your disclosure in the last sentence of the second paragraph of this section. Also, please reconcile your disclosure here and on page 5 with the 90-day period mentioned in Rule 144(b)(1) and (d)(1).

Signatures, page 39

5.   We note your response to prior comment 11; however, we note that there does not appear to be a date associated with the signature of your principal financial officer and principal accounting officer. Please revise as appropriate.

Exhibits

6.   Please file the opinion required by Regulation S-K Item 601(b)(5) that addresses the laws your jurisdiction of incorporation. We note that exhibit 5.0 is limited to the application of the laws of the Commonwealth of Virginia and the federal laws of the United States. Also:

- please file an opinion that does not assume any of the material facts underlying the opinion or any readily ascertainable facts; for guidance, see Section II.B.3.a of Staff Legal Bulletin No. 19 (October 14, 2011) available on the Commission's website. In this regard we note the assumptions currently in the second paragraph of exhibit 5.0 to your registration statement; and
- file counsel's consent to the reproduction of the opinion as an exhibit to your registration statement.

7.   Please expand your response to prior comment 12 to clarify the basis for your statement that the representations that you require from subscribers cited in the comment further compliance with the federal securities laws. Identify in your response the specific provisions of the laws implicated by the representations. Also tell us why you believe it is appropriate to require the subscriber to determine whether your offering complies with applicable securities laws as in section 5(g) of the subscription agreement.

Hank Tucker
New World Technologies, Inc.
September 10, 2019
Page 3

You may contact Gary Newberry at 202-551-3761 or Lynn Dicker, Senior Accountant, at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at 202-551-3617 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Lee W. Cassidy, Esq.